UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

FinVolution Group

(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share

(Title of Class of Securities)

G3524C107**

(CUSIP Number)

Shaofeng Gu

PPD Investment Limited

c/o Building G1, No. 999 Dangui Road

Pudong New District, Shanghai 201203

People’s Republic of China

Tel: +86 21 8030 3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filed jointly by Mr. Shaofeng Gu and PPD Investment Limited, with respect to Class A ordinary shares, par value US$0.00001 per share of FinVolution Group, a Cayman Islands company (the “Issuer”).

**

This CUSIP number applies to the Class A ordinary shares of the Issuer, par value $0.00001 per share. CUSIP number 31810T101 has also been assigned to the American depositary shares (“ADSs”) of the Issuer, each representing five Class A ordinary shares of the Issuer, par value $0.00001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3524C107

1	Names of Reporting Persons Shaofeng Gu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 416,256,580 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 416,256,580 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 416,256,580 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 29.6% (2)
14	Type of Reporting Person (See Instructions) IN

(1)

Represents (i) 394,818,900 Class B ordinary shares directly held by PPD Investment Limited, a company incorporated in the British Virgin Islands, and (ii) 4,287,536 ADSs, representing 21,437,680 Class A ordinary shares, directly held by PPD Investment Limited. Mr. Shaofeng Gu is the sole shareholder and the sole director of PPD Investment Limited. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)

This calculation is based on a total of 1,406,697,279 ordinary shares (being the sum of 825,697,279 Class A ordinary shares and 581,000,000 Class B ordinary shares) of the Issuer issued and outstanding as of December 28, 2020.

CUSIP No. G3524C107

1	Names of Reporting Persons PPD Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 416,256,580 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 416,256,580 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 416,256,580 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 29.6% (2)
14	Type of Reporting Person (See Instructions) CO

(1)

Represents (i) 394,818,900 Class B ordinary shares directly held by PPD Investment Limited, a company incorporated in the British Virgin Islands, and (ii) 4,287,536 ADSs, representing 21,437,680 Class A ordinary shares, directly held by PPD Investment Limited. Mr. Shaofeng Gu is the sole shareholder and the sole director of PPD Investment Limited. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)

This calculation is based on a total of 1,406,697,279 ordinary shares (being the sum of 825,697,279 Class A ordinary shares and 581,000,000 Class B ordinary shares) of the Issuer issued and outstanding as of December 28, 2020.

CUSIP No. G3524C107

Item 1.	Security and Issuer

This Schedule 13D relates to the ordinary shares, $0.00001 par value per share, of the Issuer.

American depositary shares of the Issuer, each representing five Class A ordinary share, are listed on the New York Stock Exchange under the symbol “FINV.”

The principal executive offices of the Issuer are located at Building G1, No. 999 Dangui Road, Pudong New District, Shanghai 201203, the People’s Republic of China.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly on behalf of Mr. Shaofeng Gu and PPD Investment Limited (collectively, the “Reporting Persons”, and each, a “Reporting Person”). The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person except as otherwise provided in Rule 13d-1(k).

(a)–(c), (f) Mr. Shaofeng Gu is a citizen of People’s Republic of China. Mr. Shaofeng Gu is the chairman of the board of directors and the chief innovation officer of the Issuer. Mr. Shaofeng Gu’s business address is Building G1, No. 999 Dangui Road, Pudong New District, Shanghai 201203, People’s Republic of China.

PPD Investment Limited is a limited company incorporated under the laws of the British Virgin Islands. Mr. Shaofeng Gu is the sole director and shareholder of PPD Investment Limited. PPD Investment Limited is principally engaged in investment holding. The principal executive offices of PPD Investment Limited are located at Building G1, No. 999 Dangui Road, Pudong New District, Shanghai 201203, People’s Republic of China.

(d), (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On March 23, 2020, Mr. Shaofeng Gu exercised his options to purchase, through PPD Investment Limited, 1,250,000 Class A ordinary shares of the Issuer, which are represented by ADSs.

In addition, from January 1, 2020 to December 28, 2020, for the purpose of investing in the Issuer’s securities, PPD Investment Limited purchased an aggregate amount of 16,387,680 Class A ordinary shares, which are represented by ADSs, from the public market. The source of funds for both the exercise of options and the purchase from the public market is the working capital of PPD Investment Limited.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 is hereby incorporated by reference in this Item 4.

The Reporting Persons review its investments on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer. Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law. Except as set forth above, there are no plans or proposals of the type referred to in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

CUSIP No. G3524C107

Item 5.	Interest in Securities of the Issuer

(a)–(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

As of the reporting date of this Schedule 13D, PPD Investment Limited’s beneficial ownership in the Issuer was 416,256,580 ordinary shares (consisting of (i) 394,818,900 Class B ordinary shares directly held by PPD Investment Limited, and (ii) 4,287,536 ADSs, representing 21,437,680 Class A ordinary shares, directly held by PPD Investment Limited), representing approximately 29.6% of the total issued and outstanding ordinary shares of the Issuer.

Mr. Shaofeng Gu is the sole shareholder and the sole director of PPD Investment Limited. Therefore, as of the reporting date of this Schedule 13D, Mr. Shaofeng Gu’s beneficial ownership in the Issuer was 416,256,580 ordinary shares (consisting of (i) 394,818,900 Class B ordinary shares directly held by PPD Investment Limited, and (ii) 4,287,536 ADSs, representing 21,437,680 Class A ordinary shares, directly held by PPD Investment Limited), representing approximately 29.6% of the total issued and outstanding ordinary shares of the Issuer.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference in this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement dated January 6, 2021 by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 6, 2021

SHAOFENG GU

/s/ Shaofeng Gu

PPD INVESTMENT LIMITED

By:	/s/ Shaofeng Gu
Name:	Shaofeng Gu
Title:	Director